FLX Performance Inc



ANNUAL REPORT

4170 Morena Blvd, Ste D

San Diego, CA 92117

(415) 621-9121

https://flx.bike/

This Annual Report is dated May 19, 2023.

BUSINESS

You pedal, the bike helps out. It's like cycling on steroids - but without all the shame and stripped titles.

Smart sensors measure how hard or fast you pedal and the bikes motor will contribute an equivalent amount of power. You can ride in level 0 for no help from the motor or level 5 for maximum assist from the motor. Most customers choose level 3 for a good balance of power and exercise.

Energy for the motor comes from a battery smartly integrated into the frame of the bike. There's a lot of ebikes out there with unsightly batteries and cables running amok, but we keep it neat, minimal and sleek. Some of our models, are so sleek that most people won't know they're electric.

When the battery runs out you can just keep riding forever on your own power. It feels just like a bike, because it is.

We make money by designing electric bikes, building them in large quantities and selling direct to consumers online. By selling direct, consumers get better value and we get a better margin to service our customers and continue innovating.

We follow the Tesla Model: Design a hot new product. Get Reservations. Ship it.

Corporate history discussion

The Company was originally organized as FLX Performance, LLC, a limited liability company organized in Delaware on September 22, 2016. The Company legally converted to a Delaware corporation on October 12, 2021.

Disclosure

The President of the Company currently is also the head of another business and splits the focus of his time between two entities. Robert Rast is the president of FLX Performance Inc. and also the President of Miles Board LLC, an electric skateboard company. Mr. Rast oversees all aspects of FLX Bikes business and currently is the majority shareholder and receives a salary from the company for his role. He spends approximately 50 hours per week on FLX Bike and approximately 20 hours per week on Miles Board LLC. At this time, Mr. Rast will continue to divide his time, however as FLX Bike continues to grow, the executive leadership team will be built out to include a full C-Suite beginning with a full-time CEO search.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 5,500,000
Use of proceeds: C-Corp conversion initial allocation to owner Robert Rast.
Date: October 12, 2021
Offering exemption relied upon: Initial Allocation

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
Year ended December 31, 2022 compared to year ended December 31, 2021
Revenue
Revenue for fiscal year 2022 was $4,119,943, a decrease of $6,329,349 compared to fiscal year 2021 revenue of $10,449,292. This decrease is due to our use of accrual based accounting - as

we had a large cashflow spike in 2020 for our Babymaker crowdfunding campaing. Much of the Babymaker sales accumulated in 2020 did not ship until 2021 - and therefore the revenue was recognized in 2021. Our Shopify sales, which represent 98% of our sales were up 111% in 2022 ($4,004,211) compared to fiscal year 2021.

• Cost of sales

Cost of sales in 2022 was $3,116,978, a decrease of $5,591,345 from costs of $8,708,323 in 2021. The decrease was in relation to the deferred 2020 revenue/costs from our 2020 Babymaker campaign settling in 2021.

Gross margins

2022 gross profit was $1,002,965 down from $1,740,969 in 2021. This decrease is attributed to the deferred 2020 revenue settling in 2021. As sales had an overall increase in 2022 vs 2021.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, and other operational expenses. Expenses in 2022 increased $69,470 from 2021. Total expenses had an overall decrease in 2022 with the exception of Marketing expenses, which increased approximately $250,000 from 2021. This increase was put towards marketing campaigns for the Babymaker II and other models which fueled significant sales growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we plan to release more new models and expand upon our current marketing initiatives. There may be some changes to cash flow due to modifying our operations to serve our customers better - which may delay cashflow generated from pre-orders in favor of sales of in stock models. Past cash was primarily generated through sales. Our goal is to increase revenue, cashflow and continue growing the business.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $84,129.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: U.S. Small Business Administration
Amount Owed: $500,000.00
Interest Rate: 3.75%
Maturity Date: October 16, 2051
$2575 Installments to begin April 2024

Creditor: David Crutcher Estate
Amount Owed: $410,000.00
Interest Rate: 0.0%
Maturity Date: January 15, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: President
Dates of Service: September, 2016 - Present
Responsibilities: To oversee all aspects of the business and achieve the company's strategic objective. As founder, Rob has 5.5M shares of common stock and is currently compensated $60K annually. Currently, Mr. Rast spends approximately 50 hours a week focusing on FLX Bike and 20 hours per week focusing on Miles Board LLC. The Company is currently looking to develop the executive leadership team in the future with hiring a new full-time CEO.

Other business experience in the past three years:

Employer: Miles Board LLC
Title: President
Dates of Service: July, 2020 - Present
Responsibilities: Miles Board LLC is an electric skateboard company. Mr. Rast oversees all aspects of the business and currently spends approximately 20 hours per week on Miles projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Robert Rast
Amount and nature of Beneficial ownership: 5,500,000
Percent of class: 84.62

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Rast
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Robert Rast, President, has made a $200,000 promissory note with the Company as of December 31, 2020.
Material Terms: The balance of the note as of December 31, 2022 was $25,000 with interest at 3% and a maturity date of December 31, 2023.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 591,016 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,500,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights for securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, can be difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any securities purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the EV Industry or other industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the President of the Company, or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition may intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on outside government regulation such as the DOT (Department of Transportation), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The President of the Company currently is also the head of another business and splits the focus of his time between two entities. Robert Rast is the president of FLX Performance Inc. and also the President of Miles Board LLC, an electric skateboard company. Mr. Rast oversees all aspects of FLX Bikes business and currently is the majority shareholder and receives a salary from the company for his role. He spends approximately 50 hours per week on FLX Bike and approximately 20 hours per week on Miles Board LLC. At this time, Mr. Rast will continue to divide his time however as FLX Bike continues to grow, the executive leadership team will be built out to include a full C-Suite.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 19, 2023.

FLX Performance Inc

By   /s/ *Robert Rast*

     Name: <u>FLX Performance Inc</u>

     Title: President

Exhibit A

FINANCIAL STATEMENTS

FLX Bike

Profit and Loss
January - December 2022

	TOTAL
Income	
Amazon Sales	139,238.22
Other Sales	129,547.79
Paypal Sales	
Paypal Refunds	-110,108.34
Total Paypal Sales	**-110,108.34**
Sales of Product Income	17,070.55
Shopify Sales	5,438,417.93
Shopify Discounts	-590,485.85
Shopify Refunds	-974,853.46
Shopify Shipping Income	37,449.16
Total Shopify Sales	**3,910,527.78**
Stripe Sales	1,389.42
Vantiv Sales	16,937.36
Wholesale Sales	15,340.00
Total Income	**$4,119,942.78**
Cost of Goods Sold	
Bank Charges & Merchant Fees	3,740.43
Paypal Fees	24,505.58
Shopify Fees	103,575.03
Total Bank Charges & Merchant Fees	**131,821.04**
Cost of Goods Sold	2,237,800.96
Duties/Customs	74,162.83
Product Samples	994.54
Shipping - Freight	285,357.47
Shipping Carrier	
FedEx	342,739.59
Shipping Supplies	1,949.42
UPS	7,025.33
Total Shipping Carrier	**351,714.34**
Warehouse	17,546.44
Total Cost of Goods Sold	**2,967,576.58**
Mulberry COGS	17,580.00
Total Cost of Goods Sold	**$3,116,977.62**
GROSS PROFIT	**$1,002,965.16**
Expenses	
Advertising & Marketing	11,040.32
Digital Expenses	4,802.09
Facebook Ads	185,003.78
Google Ads	193,899.24
HR Expenses	1,693.26
Tradeshow	297.50

	TOTAL
Total Advertising & Marketing	**396,736.19**
Automobile Expenses	2,982.52
Business Meals	642.86
Charitable Donation	351.50
Computer, Software, & Internet Expenses	35,640.12
Continuing Education	890.46
Contractors	80,655.59
Insurance	6,393.61
Interest Paid	88,264.13
Job Supplies	1,925.19
Legal & Professional Services	23,497.90
Office Supplies	22,687.95
Payroll Expenses	
1099 Contractors	76,117.10
Employee Benefits	
Dental Insurance	4,880.84
Medical Expenses	39,359.83
Total Employee Benefits	**44,240.67**
Payroll Processing Fees	4,733.86
Payroll Taxes	35,977.41
Taxes	-0.01
Wages	478,803.79
Workmans Comp	2,626.93
Total Payroll Expenses	**642,499.75**
Rent & Lease	42,260.00
Repairs & Maintenance	3,826.84
Taxes & Licenses	15,332.47
Travel	2,202.62
Utilities	625.89
Gas & Electric	6,104.53
Telephone Expense	523.59
Total Utilities	**7,254.01**
Total Expenses	**$1,374,043.71**
NET OPERATING INCOME	$ -371,078.55
Other Income	
Cash Back Rewards	3,530.86
Total Other Income	**$3,530.86**
NET OTHER INCOME	**$3,530.86**
NET INCOME	**$ -367,547.69**

FLX Bike

Profit and Loss

January - December 2021

	TOTAL
Income	
Amazon Sales	0.00
Crutcher Sales	171,108.00
Indiegogo Sales	8,356,465.24
Paypal Sales	0.00
Paypal Refunds	-19,918.71
Total Paypal Sales	**-19,918.71**
Sales of Product Income	
Returns and Refunds Sales of Product	0.00
Total Sales of Product Income	**0.00**
Shopify Sales	2,383,269.93
Shopify Discounts	-277,827.58
Shopify Refunds	-243,977.05
Shopify Shipping Income	18,336.60
Total Shopify Sales	**1,879,801.90**
Stripe Sales	38,359.25
Vantiv Sales	23,476.32
Total Income	**$10,449,292.00**
Cost of Goods Sold	
Bank Charges & Merchant Fees	4,981.62
Currency Conversion Fees	14,061.82
Paypal Fees	8,279.07
Shopify Fees	58,608.42
Stripe Fees	756.44
Total Bank Charges & Merchant Fees	**86,687.37**
Corporate Contractors	171.05
Cost of Labor	102,118.38
Overseas Contractors	12,172.63
Total Corporate Contractors	**114,462.06**
Cost of Goods Sold	5,386,386.68
Duties/Customs	362,485.26
EU Shipping	46,641.15
Fulfillment/Warehouse	40,935.60
Product Samples	3,888.20
Shipping - Freight	805,280.47
Shipping Carrier	788,756.07
Shipping Supplies	3,531.94
UPS	3,810.08
Total Shipping Carrier	**796,098.09**
Supplies & Materials - COGS	125.00
Total Cost of Goods Sold	**7,441,840.45**
FLX Performance COGS	1,038,337.79
Research & Development	26,995.50

	TOTAL
Total Cost of Goods Sold	**$8,708,323.17**
GROSS PROFIT	**$1,740,968.83**
Expenses	
Advertising & Marketing	45,640.51
Digital Expenses	129.60
Facebook Ads	109,576.29
Google Ads	25,277.15
HR Expenses	7,589.09
Microsoft Ads	1.00
Offline Expenses	770.26
Tradeshow	9,540.00
Twitter Ads	40.00
Total Advertising & Marketing	**198,563.90**
Automobile Expenses	2,293.30
Auto Repairs & Maint	149.04
Fuel	119.45
Registration	165.40
Total Automobile Expenses	**2,727.19**
Bad Debt	5,152.30
Business Meals	1,287.20
Charitable Donation	53.00
Computer, Software, & Internet Expenses	32,297.77
Consulting	92,629.17
Continuing Education	443.99
Contractors	
China Team	16,162.96
Total Contractors	**16,162.96**
Dispute Investigation/Fraud	0.00
Dues & Subscriptions	116.48
Insurance	21,453.37
Interest Paid	0.13
Legal & Professional Services	31,097.34
Office Supplies	33,224.36
Payroll Expenses	
1099 Contractors	270,066.87
Employee Benefits	
Dental Insurance	1,169.31
Medical Expenses	-13,536.64
Total Employee Benefits	**-12,367.33**
Payroll Processing Fees	3,434.70
Payroll Taxes	63,146.45
Per Diem (Trade Shows)	1,750.38
Wages	447,585.03
Workmans Comp	2,376.56
Total Payroll Expenses	**775,992.66**
Rent & Lease	57,494.64
Repairs & Maintenance	1,037.75
Supplies & Materials	1,250.76
Taxes & Licenses	10,105.65

	TOTAL
Travel	17,874.94
Utilities	59.00
Gas & Electric	4,890.27
Telephone Expense	658.60
Total Utilities	**5,607.87**
Total Expenses	**$1,304,573.43**
NET OPERATING INCOME	**$436,395.40**
Other Income	
Cash Back Rewards	589.53
Rental Income	7,230.00
Total Other Income	**$7,819.53**
NET OTHER INCOME	**$7,819.53**
NET INCOME	**$444,214.93**

FLX Bike

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x1320	82,705.83
Paypal Bank	1,422.74
Payroll Suspense	0.00
Total Bank Accounts	**$84,128.57**
Accounts Receivable	
Accounts Receivable (A/R)	380,056.82
Total Accounts Receivable	**$380,056.82**
Other Current Assets	
Inventory	869,021.43
PayPal Holding Account	0.00
Rob Rast Promissory Note	25,000.00
Undeposited Funds	40,652.30
Total Other Current Assets	**$934,673.73**
Total Current Assets	**$1,398,859.12**
Fixed Assets	
Accumulated Depreciation	0.00
Fixed Asset Computers	3,455.53
Total Fixed Assets	**$3,455.53**
TOTAL ASSETS	**$1,402,314.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card x9060	20,533.85
Total Credit Cards	**$20,533.85**
Other Current Liabilities	
Ampla Loans	0.00
California Department of Tax and Fee Administration Payable	0.00
David Crutcher	410,000.00
Deferred Revenue	0.00
Direct Deposit Payable	0.00
Loan Payable	20,000.00
Payroll Liabilities	0.00
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Child Support Payable	239.00
Dental Insurance	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Medical Insurance	1,098.43

	TOTAL
Total Payroll Liabilities	**1,337.43**
Sales Tax Payable	5,596.82
State of California Earnings Withholding Order	0.00
Total Other Current Liabilities	**$436,934.25**
Total Current Liabilities	**$457,468.10**
Long-Term Liabilities	
SBA EIDL Loan	500,000.00
Total Long-Term Liabilities	**$500,000.00**
Total Liabilities	**$957,468.10**
Equity	
Crowd Funding Investment	391,177.54
Opening Balance Equity	357,171.74
Partner's Equity	
Shareholder Contributions	17,702.89
Shareholder Distributions	-191,976.16
Total Partner's Equity	**-174,273.27**
Retained Earnings	238,318.23
Net Income	-367,547.69
Total Equity	**$444,846.55**
TOTAL LIABILITIES AND EQUITY	**$1,402,314.65**

FLX Bike

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x1320	307,661.43
Paypal Bank	20.37
Payroll Suspense	-42,384.32
Total Bank Accounts	**$265,297.48**
Accounts Receivable	
Accounts Receivable (A/R)	119,563.25
Total Accounts Receivable	**$119,563.25**
Other Current Assets	
Inventory	981,321.96
Rob Rast Promissory Note	200,000.00
Undeposited Funds	40,652.30
Total Other Current Assets	**$1,221,974.26**
Total Current Assets	**$1,606,834.99**
Fixed Assets	
Accumulated Depreciation	0.00
Tesla Deposit (deleted)	50,000.00
Total Fixed Assets	**$50,000.00**
TOTAL ASSETS	**$1,656,834.99**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card x9060	11,961.88
Total Credit Cards	**$11,961.88**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
David Crutcher	490,000.00
Deferred Revenue	112,631.96
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Child Support Payable	0.00
Dental Insurance	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Medical Insurance	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	4,654.87

	TOTAL
State of California Earnings Withholding Order	0.00
Total Other Current Liabilities	**$607,286.83**
Total Current Liabilities	**$619,248.71**
Long-Term Liabilities	
SBA EIDL Loan	500,000.00
Total Long-Term Liabilities	**$500,000.00**
Total Liabilities	**$1,119,248.71**
Equity	
Crowd Funding Investment	281,565.16
Opening Balance Equity	0.00
Partner's Equity	
Shareholder Contributions	17,702.89
Shareholder Distributions	0.00
Total Partner's Equity	**17,702.89**
Retained Earnings	-205,896.70
Net Income	444,214.93
Total Equity	**$537,586.28**
TOTAL LIABILITIES AND EQUITY	**$1,656,834.99**

FLX Bike

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-367,547.69
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-260,493.57
Inventory	112,300.53
PayPal Holding Account	0.00
Rob Rast Promissory Note	175,000.00
Chase Credit Card x9060	8,571.97
Ampla Loans	0.00
California Department of Tax and Fee Administration Payable	0.00
David Crutcher	-80,000.00
Deferred Revenue	-112,631.96
Loan Payable	20,000.00
Payroll Liabilities	0.00
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Child Support Payable	239.00
Payroll Liabilities:Medical Insurance	1,098.43
Sales Tax Payable	941.95
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-134,973.65**
Net cash provided by operating activities	**$ -502,521.34**
INVESTING ACTIVITIES	
Fixed Asset Computers	-3,455.53
Tesla Deposit (deleted)	50,000.00
Net cash provided by investing activities	**$46,544.47**
FINANCING ACTIVITIES	
Crowd Funding Investment	109,612.38
Opening Balance Equity	357,171.74
Partner's Equity:Shareholder Distributions	-191,976.16
Net cash provided by financing activities	**$274,807.96**
NET CASH INCREASE FOR PERIOD	**$ -181,168.91**
Cash at beginning of period	305,949.78
CASH AT END OF PERIOD	**$124,780.87**

FLX Bike

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	444,214.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	321,160.04
Inventory	1,100,508.01
Accumulated Depreciation	-18,100.00
Chase Credit Card x9060	-1,168.37
California Department of Tax and Fee Administration Payable	0.00
David Crutcher	490,000.00
Deferred Revenue	-9,867,872.04
Payroll Liabilities	0.00
Payroll Liabilities:CA PIT / SDI	-708.24
Payroll Liabilities:Child Support Payable	218.12
Payroll Liabilities:Dental Insurance	0.00
Payroll Liabilities:Federal Taxes (941/944)	-6,249.48
Payroll Liabilities:Medical Insurance	0.00
Sales Tax Payable	16,040.40
State of California Earnings Withholding Order	-1,268.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,967,439.56**
Net cash provided by operating activities	**$ -7,523,224.63**
FINANCING ACTIVITIES	
SBA EIDL Loan	500,000.00
Crowd Funding Investment	281,565.16
Opening Balance Equity	116,720.75
Partner's Equity:Shareholder Contributions	5,789.58
Partner's Equity:Shareholder Distributions	4,507.56
Retained Earnings	18,100.00
Net cash provided by financing activities	**$926,683.05**
NET CASH INCREASE FOR PERIOD	**$ -6,596,541.58**
Cash at beginning of period	6,902,491.36
CASH AT END OF PERIOD	**$305,949.78**

Statement of Stockholders Equity

| | Common stock | | Accumulated | Total |
	Shares	Amount	Deficit	Stockholders'
Inception	-	$ -	$ -	$ -
Issuance of founders stock	5,500,000	$ 55	-	55
Shares issued for cash	56,696	$ 479,648	-	479,648
Net income (loss)	-	-	$ 469,216	469,216
December 31, 2021	5,556,696	$ 479,703	$ 469,216	$ 948,919
Net income (loss)	-	-	$ (367,548)	(367,548)
December 31, 2022	5,556,696	$ 479,703	$ 101,668	$ 581,371

NOTE 1 – NATURE OF OPERATIONS

FLX Performance Inc was formed on 9/22/2016 ("Inception") in the State of Delaware. The financial statements of FLX Performance Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

FLX Performance Inc designs and distributes electric bicycles and related products to customers primarily in the US. We set ourselves apart by focusing on the little details that make a big difference. This creates an aesthetic and ride quality that keeps customers coming back for more.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of product when (a) persuasive evidence that an

agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the prior 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2022, the company maintains debt as follows:
- $410,000 to The Estate of David Crutcher. 0% interest with $10,000 monthly payments until paid off.
- $500,000 to the US SBA. 3.75% interest and $2575 monthly payments begin in April, 2024 until the balance is paid in full.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently defending ourselves from potential litigation of a baseless and extortionary labor dispute. In short, we terminated an employee for poor performance and attitude, the employee contracted an aggressive lawyer who is trying to claim the termination was due to age discrimination. The firm is threatening litigation if we do not pay them an exorbitant sum of money. We are prepared to defend ourselves from these baseless claims.

- We have just renewed the lease on our San Diego headquarters, showroom and warehouse. The lease term is from 5/1/2023 to 4/30/2026.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of 05/19/2023 the company has currently issued 5,556,696 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

On 12/31/2020 the company issued a promissory note to President Robert Rast in the amount of $200,000. As of 05/19/2023, Robert Rast has repaid the principal in full. The outstanding balance is 0.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 12/31/2022, 12/31/2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Robert Rast, the President of FLX Performance Inc, hereby certify that the financial statements of FLX Performance Inc and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

FLX Performance Inc has not yet filed its federal tax return for year 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 19th of May, 2023.

President

May 19, 2023

CERTIFICATION

    I, Robert Rast, Principal Executive Officer of FLX Performance Inc, hereby certify that the financial statements of FLX Performance Inc included in this Report are true and complete in all material respects.

Robert Rast

President